CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

February 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Stickel
Ms. Tonya Aldave

Re:	CNFinance Holdings Ltd. (CIK No. 0001733868)
Registration Statement on Form F-3 (File No. 333-259304)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CNFinance Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Form F-3”), as amended, be accelerated, so that it will be declared effective at 4:00 p.m., Eastern Time on February 15, 2023 or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the proposed public offering of securities pursuant to the Form F-3.

Thank you for your assistance in this matter.

Very truly yours,

CNFinance Holdings Limited

By:	/s/ Bin Zhai
	Name:	Bin Zhai
	Title:	Chief Executive Officer

cc:	James C. Lin
Davis Polk & Wardwell LLP